May 12, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Craig Wilson, Senior Assistant Chief Accountant
Evan Jacobson, Attorney-Advisor
Ryan Rohn, Staff Accountant

Re:	HomeAway, Inc.
Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172783

Ladies and Gentlemen:

We are submitting this letter on behalf of HomeAway, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email on May 5, 2011 (the “Staff Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-172783) filed with the Commission on March 11, 2011 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement, marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and four marked copies of Amendment No. 2 showing changes made to the Registration Statement. Additionally, on behalf of the Company, we are supplementally providing with this letter the reports containing updated statistical information that is included in Amendment No. 2 to the Registration Statement.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the applicable pages of Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

Selected Consolidated Financial And Other Data, page 38

1. We note your revised disclosure in response to prior comment 11. It is unclear to us how you have fully responded to our comment. In this regard, we note that you have not quantified the impact of acquisitions in your results of operations. Further, statements of operations data for the years ended December 31, 2006 and 2007 are not included in your results of operations. Therefore, we reissue our prior comment to discuss the impact of your acquisitions in this section pursuant to Instruction 2 to Item 301 of Regulation S-K.

The Company has revised the disclosure on pages 45, 48, 55, 57, 59 and 62 to discuss the impact of its acquisitions pursuant to Instruction 2 to Item 301 of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Key Business Metrics, page 45

2. We reissue comment 14 in part; please revise your disclosure in this section to provide a more detailed analysis of the changes in visits to websites, adjusted EBITDA, and free cash flow during the covered time periods. For guidance, refer to Section III.B.4 of SEC Release No. 33-8350.

The Company has revised the disclosure on page 48 to provide a more detailed analysis of the changes in visits to websites, adjusted EBITDA, and free cash flow during the covered time periods.

Average Revenue per Listing, page 46

3. In view of the trend decline in the rate of increase in average revenue per listing from 2008 to 2009 and from 2009 to 2010, 12.8% and 6.0% respectively, please discuss trends, events or uncertainties among your base pricing, uptake of listing enhancements, changes in pricing enhancements and foreign exchange rates that have impacted your average revenue listings over the periods ended December 31, 2010.

The Company revised the disclosure on page 47 to discuss trends and uncertainties among its base pricing, uptake of listing enhancements, changes in pricing enhancement and foreign exchange rates that have impacted the Company’s average revenue listings over the periods ended December 31, 2010.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

Renewal Rate, page 46

4. Please disclose the brands you do include in your calculation of renewal rate. To give context for their relevance as supporting the comprehensiveness of this key driver, disclose the amount of revenues associated with those brands in the aggregate compared to total related revenues over the periods disclosed.

The Company has revised the disclosure on page 48 to include the brands that are a part of the renewal rate calculation, and to include the total aggregate revenue in each period associated with those brands in comparison to total related revenue in the periods covered.

Costs and Expenses, page 47

5. We note your response to prior comment 29. Please expand your cost of revenue discussion to include the information provided in your response to clarify to your readers why you do not break out your cost of revenue similar to revenue.

The Company has revised its disclosure on page 50 to expand on the discussion of information included in cost of revenue.

Results of Operations, page 50

Revenue, page 51

6. Your response to prior comment 15 is unclear to us. That is, it is unclear how you determined that the disclosure of revenue associated with acquired businesses is not material to investors’ understanding of your business. Specifically, you disclose on page 64, that you have acquired sixteen businesses since 2004. You further disclose on page 43, that acquisitions have been integral to your revenue growth. Your disclosure on page 52 does not clearly quantify the impact of each factor. Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835.

The Company has revised the disclosure on pages 45, 48, 57, 58, 59 and 62 to explain the impact of acquisitions.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

The Company has also revised the disclosure on pages 59, 62 and 63 to quantify contributions.

7. While you note that the majority of your revenue growth was organic, you also disclose organic revenue growth declines in “Overview” on page 46, of 42.1%, 32.0%, and 28.6% over the periods 2008, 2009 and 2010, respectively. It appears contributions and growth trends from acquired businesses would be material information to investors. Please revise accordingly.

The Company has revised the disclosure on pages 45, 48, 55, 57, 59 and 62 to discuss the contributions and growth trends from acquired business.

Income Taxes, page 55

8. Expand your discussion to disclose the character of the future taxable income you are relying upon in determining that it is more likely than not that you will realize the deferred tax asset as of December 31, 2010. Disclose why you believe the positive evidence supporting your conclusion for a $12.6 million decrease in the valuation allowance from December 31, 2009 to December 31, 2010 is commensurate with the extent to which it can be objectively verified. See paragraph ASC 740-10-30-23. In this regard describe known uncertainties surrounding your valuation allowance assumptions that you reasonable expect will have a material favorable or unfavorable impact on future results of operations.

The Company has revised the disclosure on page 62 to expand the discussion regarding the character of the future taxable income it is relying upon in determining that it is more likely than not that it will realize the deferred tax assets as of December 31, 2010.

The Company also has revised the disclosure on page 62 to describe the positive evidence supporting its conclusion for a decrease in the valuation allowance from December 31, 2009 to December 31, 2010.

The Company also has revised the disclosure on page 62 to describe the known uncertainties surrounding valuation allowance assumptions that it reasonably expects will have a material favorable or unfavorable impact on future results of operations.

Critical Accounting Policies and Estimates, page 62

Revenue Recognition, page 63

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

9. We note your response to prior comment 13. Please expand your revenue recognition policy to discuss the additional features offered to your customers and your accounting for them.

The Company has revised the disclosure on page 71 to expand the description of its revenue recognition policy to discuss the additional features offered to its customers and its accounting for them.

Business Combinations, page 64

10. We have reviewed your response to prior comments 18 and 19. Your response is unclear to us. We reissue our prior comment to expand your goodwill and intangible assets policy for the items noted below:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

•

Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;

•	Disclose how you determined the weighting of your income approach and market approach; and

•

Please tell us how you selected your comparable companies when preparing your CPC valuation and how you determined that they were appropriate comparables. Also, please provide us with the comparable companies that you used.

Where you believe that material goodwill does not exist that is at risk of failing step one and deem the foregoing disclosures are not necessary, please consider disclosing that assertion.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

The Company informs the Staff that the fair value of its single reporting unit exceeded its carrying value, including goodwill, as of the impairment test date of October 1, 2010 by over 100%.

Therefore, the Company does not believe that any material goodwill exists as of December 31, 2010 that is at risk of failing step one of the goodwill impairment test. The Company has revised its disclosure on page 73 to expand on its goodwill impairment testing.

The Company supplementally informs the Staff that the Company has chosen to weight the determination of enterprise fair value of its single reporting unit using the market approach for 50% of the enterprise fair value and using the income approach for 50% of the enterprise fair value. In deriving the market approach valuation component, the Company utilized the guideline public company approach with a weighting of 75% and the mergers and acquisitions approach with a weighting of 25%. This weighting was utilized due to the guideline public company approach being more capable of capturing forward growth expectations embedded in comparable public companies.

Stock-Based Compensation, page 65

11. We note your expanded disclosure in response to prior comment 20. Please further expand your disclosure in order to better explain, provide and support the significant assumptions you utilized in your valuations. Please further expand your disclosure for your valuation as of June 30, 2010, to explain the significant increase from the March 31, 2010 valuation. In this regard, we note that for your valuations as of December 31, 2009, March 31, 2010, and June 30, 2010, and September 30, 2010, you state, “we continued to demonstrate [y]our ability to meet [y]our expected results and execute [y]our plan toward an expected initial public offering.”

The Company has revised its disclosure on pages 76 and 77 to expand the discussion of the underlying assumptions utilized in the valuation methodology to explain the changes in fair value of the Company’s common stock during the requested periods. The Company also revised the disclosure on page 76 to expand the discussion of its valuation as of June 30, 2010.

12. We have reviewed your disclosure in response to prior comment 22. We note the significant increase in your valuation as of September 30, 2010, to your valuation as of December 31, 2010. Your disclosure on page 68, states that you received updated information that resulted in higher valuation estimates. Please expand your disclosure to discuss this information and explain its impact on the valuation. Further expand your disclosure to explain and support your disclosure for your valuation as of December 31, 2010. Please disclose if and how results or future projected results impacted your valuation.

The Company revised the disclosure on pages 76 and 77 to expand the discussion about the nature of the updated information the Company received, its impact on valuation, and the extent to which future results impacted the valuation.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

Business, page 71

The Vacation Rental Industry, page 71

13. In the first paragraph on page 72 you refer to statistics from an October 2008 report from PhoCus Wright. Please tell us whether this information provides meaningful and useful information to potential investors, and what consideration you have given to including disclosure concerning how subsequent economic conditions may have affected the usefulness of the cited information. In addition, tell us whether you are aware of similar reports that have been prepared by the author you cite, or others, after the dates of these sources, and whether the conclusions of any more current reports vary materially from the cited report.

The Company has revised the disclosure on page 32 and 80 to delete references to the PhocusWright data. The Company is not aware of similar reports that have been prepared by PhocusWright, or others regarding this subject matter.

Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

Award Decisions and Analysis, page 99

14. We reissue prior comment 24 in part. The second and third paragraphs of this subsection suggest that your compensation committee first set the size of the overall cash bonus pool for your named executive officers, and then your chief executive officer allocated this cash bonus pool among the other named executive officers. Your disclosure on pages 97 through 99, however, states that annual cash bonus opportunities for each named executive officer were targeted at a percentage of each named executive officer’s base salary set by your compensation committee (either 50% or 60%), and were determined based on achievement of corporate performance measures (80% weighting) and individual performance measures (20% weighting). The disclosure on pages 97 through 99 (prior to this subsection) appears to state that your chief executive officer’s only role in the annual cash bonus determination is to evaluate the other named executive officer’s performance against their individual performance measures, and to advise the compensation committee accordingly. In addition, the first sentence of the second paragraph of this subsection states that your compensation committee determined that you had met each of the corporate performance measure objectives established for the year, yet the antepenultimate sentence of the paragraph states that your compensation committee determined that financial objectives were met at 99%. Please revise.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

The Company has revised the disclosure on pages 106 through 108 to clarify the disclosure regarding the manner in which bonuses are determined.

Certain Relationships and Related Party Transactions, page 114

Share Repurchases, page 116

Repurchases from Officers, page 117

15. Please revise to describe how you determined the repurchase price per share. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 126 to describe the manner in which the Company determined the repurchase price per share.

2010 Dividend Repayment and Stock Repurchase/Redemption Program, page 118

16. We note your response to prior comment 26; please revise to quantify the amount of proceeds you will use to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock. See Item 404(a)(6) of Regulation S-K.

The Company has revised the disclosure on page 128 of the prospectus to discuss the planned use of proceeds to redeem and pay off accumulated unpaid dividends on Series A, B, and C preferred stock.

Principal and Selling Stockholders, page 122

17. We reissue prior comment 27 with respect to footnotes one, two, three, eleven, and twelve. Although part of your response focuses on a lack of sole voting or investment power, Exchange Act Rule 13d-3 addresses shared beneficial ownership. Please revise as necessary to clearly disclose who has voting and/or investment power, including if shared. In addition, please provide a more detailed legal analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

The Company has revised the disclosures on pages 132 through 136 to more clearly disclose those who have voting and/or investment power, including if shared, and to remove the disclaimers of beneficial ownership that appeared in the footnotes noted in the Staff’s comment.

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-7

Unaudited Pro Forma Presentation, page F-7

18. We have reviewed your revised disclosures in response to prior comment 30. Your presentation of the redemption of the Series A and B preferred shares and the potential payment of the Series C preferred stock dividends presentation in the pro forma stockholders’ equity as a mezzanine liability is unclear to us. Please explain and disclose in greater detail why these amounts will continue to be reflected in your pro forma balance sheet after your initial public offering and refer to the authoritative accounting guidance supporting the presentation. In your response, also explain to us how you determined certain of the Series C convertible redeemable preferred stock will also continue to be included in your pro forma balance sheet. Also, in similar fashion to the historical reporting, revise the line item description to the unaudited pro forma presentation to disclose the issued and outstanding shares on a pro forma basis.

The Company followed the guidance in Staff Topic 1.B.3 and did not reflect the proceeds from the offering in the pro-forma balance sheet. Accordingly, the Company did not remove the Series A and B preferred stock and the Series C preferred stock dividends from the pro forma balance sheet, as to do so would have required the application of the proceeds from the offering. The Company intends to pay Series C preferred stock dividends in cash from the net proceeds of the initial public offering rather than in shares as is permitted at the Company’s election. Given this intent, the Company has revised the presentation of the pro forma balance sheet to reflect the Series A and B preferred stock and the Series C preferred stock dividends as a liability.

The Company has also revised the presentation of the line item description of issued and outstanding shares to include the unaudited pro forma information.

Subsequent Events, page F-16

19. We note your revised disclosure in response to prior comment 32 that you have evaluated subsequent events through March 11, 2011. We further note your disclosure in Note 17 on page F-41 regarding your acquisition in April 2011. Please revise your disclosure to explain this apparent discrepancy.

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

The Company believes that the disclosure in Note 17 is appropriate. The subsequent event in April 2011 was labeled “unaudited” to indicate that this disclosure was not part of the financial statements subject to audit. The Company has, however, revised the disclosure on page F-42 to include a separate unaudited subsequent events footnote to make this more clear.

Note 8. Commitments and Contingencies, page F-24

Legal, page F-25

20. You disclose that there are no claims or actions pending or threatened where the ultimate disposition would have a material impact on your consolidated financial position, results of operations or cash flows. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us how your disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

The Company has reviewed the pending and threatened claims of which it is aware. No amounts have been accrued for such items. The Company believes that there is a remote probability that a material loss will be incurred from any pending claims or actions. The Company acknowledges that ASC 450-20-50, paragraphs 3 through 5, and SAB Topic 5Y would require disclosure if there is a reasonable possibility that a loss exceeding amounts already recognized may be incurred and the amount of that additional loss would be material. The Company believes that the current disclosure complies with the requirements of paragraphs 3 through 5 of ACS 450-20-50 and SAB Topic 5Y.

Note 13. Net Loss Per Share, page F-39

21. We have reviewed your response to prior comment 35. Please tell us how you determined that stock options granted at the then-current fair market value are antidilutive. If you determine that these stock options are not anti-dilutive, please tell us how you reconsidered the disclosure required under FASB ASC 260-10-50-2.

The Company determined that the average fair value of the Company’s common stock during 2010 was $16.82 per share. The Company also determined that since the weighted average exercise price of the stock options granted in February 2011 was $19.97, under the treasury stock method, these February 2011 options would have been anti-dilutive to the

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

calculations of earnings and pro-forma earnings per share in 2010. Under ASC 260-10-45-25 options will have a dilutive effect under the treasury stock method only when the average market price of the common stock during the period exceeds the exercise price of the options or warrants (they are in the money). Accordingly, as these grants were “out of the money” there was no dilutive impact.

The Company has included additional disclosure on page F-42 for the quarters ended March 31, 2010 and 2011 regarding common equivalent shares. This additional disclosure includes options granted in February 2011.

Timing Considerations

Next week, the Company intends to supplementally provide the Staff information regarding the expected price range to be included in Amendment No 3 to the Registration Statement when it is filed. The Company intends to file Amendment No. 3 as early as practicable after receiving a response from the SEC to Amendment No. 2 in an effort to launch its road show on June 1, 2011, or as soon as practicable thereafter.

*  *  *  *  *  *

Securities and Exchange Commission

Re:    HomeAway, Inc.

May 12, 2011

Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to (512) 338-5401 or by facsimile to (512) 338-5499. Thank you for your assistance.

Respectfully submitted,

WILSON SONISINI GOODRICH & ROSATI,

Professional Corporation

/s/ Paul R. Tobias
Paul R. Tobias

cc:	Brian H. Sharples, HomeAway, Inc.

Lynn Atchison, HomeAway, Inc.

Melissa Frugé, HomeAway, Inc.

Paul E. Hurdlow, DLA Piper LLP (US)